Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

September 25, 2015

Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Atlassian Corporation Plc

Draft Registration Statement on Form F-1

Submitted August 21, 2015

CIK No. 0001650372

Dear Mr. Crispino:

This letter is submitted on behalf of Atlassian Corporation Plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on August 21, 2015 (the “Draft Registration Statement”), as set forth in your letter dated September 16, 2015 addressed to Michael Cannon-Brookes and Scott Farquhar, Co-Chief Executive Officers of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

General

1.                                      We note your disclosure where you state that through your website you generate more than 6,500 free evaluations of your products. You also indicate on page 16 that converting free trials or starter licenses with a view to converting these users into paid, long-term customers is a strategic goal of yours. Please tell us whether your management tracks the rate at which persons convert from free evaluations and starter licenses to paying subscriptions or perpetual licenses, and if so, what consideration you gave to quantifying such rates and disclosing the measures throughout your filing and including them as key metrics. To the extent that the majority of these free evaluations never convert to a paid version of your product, as indicated on page 16, please explain further why you believe that disclosing the number of free evaluations is important to investors.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that management has not historically monitored the rate at which persons convert from free evaluations and starter licenses to paying subscriptions or perpetual licenses or used this information to manage the business. The number of free evaluations is important to demonstrate the broad usage of the Company’s products, the size of the Company’s business and how the Company operates at a scale that it believes is fundamentally different than other enterprise software companies and more similar to a consumer business. The Company supplementally advises the Staff that it considered disclosing such conversion rates and including them as a key metric; however, the Company determined that this information would not be appropriate as a key metric since management does not use, or intend to use in the future, this information to manage the business. In addition, the number of free evaluations of the Company’s products does not directly drive the Company’s revenue nor does it cause the Company to incur any material expenses.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.  The Company undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not investors retain copies of the communications.

3.                                      With respect to every third-party statement in your prospectus, such as the Gartner, Inc. and IDC reports, please ensure that you have disclosed the report dates, and provide us

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether any of the reports were prepared for you.

RESPONSE:  In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis copies of the industry research reports cited in the prospectus. To expedite the Staff’s review, the Company has marked the supplemental materials to show where within each source the applicable referenced material is located and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. None of the reports were prepared for the Company. In addition, the Company advises the Staff that page 45 of the Amended Draft Registration Statement discloses the report dates for each industry report.

Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement.

4.                                      Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

RESPONSE:  In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis copies of the graphics the Company plans to use in the prospectus.

Prospectus Summary

Overview, page 1

5.                                      Please provide us with support for your statement that you have been profitable for the past ten years.

RESPONSE:  In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis statements of operations for fiscal years 2006 through 2015 as support for the statement that the Company has been profitable for the past ten years.

Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement.  Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of these supplemental materials to the Company.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

Risk Factors Summary, page 6

6.                                      Please discuss here or elsewhere in the summary the effect that your dual class structure will have on Class A shareholders’ ability to influence corporate matters.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 7 of the Amended Draft Registration Statement to discuss the effect that the Company’s dual class structure will have on Class A shareholders’ ability to influence corporate matters.

Risks Related to Our Business and Industry

“We derive, and expect to continue to derive, a substantial majority of our revenue…,” page 16

7.                                      Please revise this risk factor to quantify the percentage of your revenues attributable to your JIRA and Confluence products for each of the three years covered by your financial statements.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that page 20 of the Amended Draft Registration Statement discloses that the Company derives a “substantial majority” of its revenue from JIRA and Confluence. The Company respectfully believes that this provides adequate information to investors about the nature of the Company’s products and the Company’s current reliance on JIRA and Confluence without the need for further quantification by product. In addition, the Company supplementally advises the Staff that the percentage of revenues attributable to JIRA and Confluence products is competitively sensitive information to the Company. Furthermore, the Company has been offering an increasingly broader array of products and believes that the reliance on any single product for its revenue will continue to decrease as its customers expand their usage of new products. The Company respectfully submits that it would not be meaningful to investors to disclose the various percentages of revenues attributable to each product, which it believes will fluctuate over time and not be predictive or indicative of future performance.

“Because our products can be used to collect and store personal information …,” page 24

8.                                      Please expand your disclosure to briefly explain what SOC2, the U.S. Department of Commerce’s Safe Harbor Privacy Principles and the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks consist of.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 29 of the Amended Draft Registration Statement to briefly explain what SOC2, the U.S. Department of Commerce’s Safe Harbor Privacy Principles and the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks consist of.

Risks Related to Ownership of Our Class A Ordinary Shares and this Offering

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

“We may invest or spend the proceeds of this offering …,” page 32

9.                                      We note that in the past you have donated a portion of your operating profits and revenues to non-profit and charitable causes and that you intend to continue to do so in the future. Please expand your disclosure to provide the percentages of your net income and revenues and amounts that you have donated in each of the three years covered by your financial statements.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 38 of the Amended Draft Registration Statement to disclose the amounts that the Company has donated and the percentages of the Company’s net income and revenues in each of the last three years.

Market and Industry Data, page 38

10.                               Please explain your statement that the Gartner report “represents data” but “is not a representation of fact.”

RESPONSE:  In response to the Staff’s comment, the Company has revised page 45 of the Amended Draft Registration Statement to remove the word “data” to clarify the statements qualifying the Gartner reports.

Capitalization, page 40

11.                               We note from your disclosure on pages 8 and 39 that you may use certain of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs. Tell us whether any portion of the tax withholding obligation is reflected in your current financial statements. If not, tell us whether you considered including an adjustment for such liability in your pro forma capitalization table, to the extent material.

RESPONSE: The Company advises the Staff that no portion of the tax withholding obligation is reflected in the Company’s financial statements as of June 30, 2015. The Company has no legal or constructive obligation for the payment of these tax withholding obligations on behalf of employees and has not finalized an approach for settling these obligations. Therefore, the Company has not accrued a liability for these potential payments. Once the Company has finalized its approach for settling these obligations, the Company will make appropriate amendments to the Amended Draft Registration Statement.

Corporate Structure, page 44

12.                               Please tell us what consideration you have given to including in the prospectus an organizational chart that lists the significant subsidiaries of the Company. Refer to Item 4(a) of Form F-1 and Item 4.C of Form 20-F.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

RESPONSE:  In response to the Staff’s comment, the Company has revised page 52 of the Amended Draft Registration Statement to set forth the significant subsidiaries of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

General

13.                               You state that you have more than 70,000 daily visitors to your website. Please revise to clarify the time period in which you calculated the visits to the website and whether this metric refers to visits by unique visitors from different IP addresses or if it represents total visits, including repeat visitors. Please explain further for us the relevance of this measure to your revenues and results of operations.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to disclose the time period in which the number of visits to the website is calculated and to clarify that this metric refers to visits by unique visitors from different IP addresses.

The number of daily visitors does not have a direct impact on the Company’s results of operations; however, the Company supplementally advises the Staff that the number of daily visitors is relevant to an understanding of the Company’s business because it demonstrates the scale and volume at which the Company operates, which is significantly greater than that of most other enterprise software companies and more similar to consumer businesses. Further, this metric is relevant for an investor’s understanding of the Company’s business because one of the primary objectives of the Company’s marketing spending is to drive visitor volume to the Company’s website and to leverage that user volume to encourage adoption of the Company’s products within organizations.

14.                               To the extent you present quantitative information on the size of your community (e.g., daily visitors, active users, free evaluations provided) for only the most recent period presented or for a recent date, consider providing corresponding information for all periods presented. Such information appears necessary to provide context and comparability to the current size of your community.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that the purpose of the quantitative information provided on the size of the Company’s community is to provide investors with a sense for the scale and scope of the Company’s business relative to other enterprise software companies. Furthermore, the Company advises the Staff that the methods used to measure these metrics have been refined by the Company over time, such that the Company does not have consistent corresponding information for all

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

historical periods presented and, therefore, believes that inclusion of such prior periods would not provide meaningful disclosure to investors and would require undue time and expense or be impractical to compile for prior periods.

15.                               Although you provide the methodology used to count customers, you do not appear to define the term “monthly active user.” Please revise your disclosure to explain this term, and how the measure relates to your revenues and results of operations. In addition, we note that you define customers as organizations that have at least one active and paid license or subscription as of period end, for which they paid more than $10 per month. We note further that although you have 48,000 customers, your software is used by more than 440,000 organizations. Please provide an explanation for the variance between the number of organizations that use your software and your number of customers.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to define the term “monthly active user” and to explain how the measure relates to the Company’s performance. The Company supplementally advises the Staff that the variance between the number of organizations that use the Company’s software and the number of customers is due to the fact that the number of organizations captures a broader group of entities that use the Company’s products, including: (i) the Company’s more than 48,000 customers as the Company defines them, (ii) those entities that only have one or more active licenses that cost $10 or less (but not free) per month and (iii) those entities that only use the Company’s free products. The number of organizations that use the Company’s products in the aggregate is important to demonstrate the breadth of adoption of the Company’s products and the future opportunity available to the Company to convert additional organizations using the Company’s products into paying customers. The Company includes its customer count (as defined in the Amended Draft Registration Statement) as a key metric because it is these organizations that pay the Company more than $10 per month that generate substantially all of the Company’s revenue in each period presented.

Overview, page 48

16.                               We note your disclosure stating that your “software spreads virally across teams and organizations as users invite others onto the platform to enable new ways of working, and [you] generate additional revenue as more users join within an organization and additional license, maintenance or subscriptions are sold.” Consider expanding your disclosure to provide corresponding quantitative information regarding your historical experience in this area. For example, consider including revenue information corresponding to the revenue categories presented in the chart on page 51.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe it is necessary to an investor’s understanding of the business to provide quantitative information on the growth of these individual revenue components over time. The Company focuses on driving additional paid usage of the

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

Company’s products from both new and existing customers, whether this usage is driven by renewals, additional users or usage of additional products. As a result, the Company does not think it is helpful to focus investors on the individual revenue components since that is not how management views or manages the business.

17.                               You state on page 13 that in order to maintain or improve your results of operations, it is important that your customers renew their subscriptions and maintenance plans when existing contract terms expire. Please tell us the renewal rates for each period presented and tell us your consideration to include this information as a key metric.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that it does not use an individual customer renewal rate of subscriptions and maintenance plans to manage the Company’s operations, as do some other enterprise software companies. The Company focuses on the aggregate performance over time of groups or cohorts of customers as is depicted in the graphic on page 59 of the Amended Draft Registration Statement. The Company evaluates the aggregated performance of customers as they make their first purchase of a product, and then typically add more users to the purchased product, purchase additional products and then renew their product relationships. The Company believes that this approach is more appropriate given the high transaction volume and customer scale of the Company’s business model.

Key Business Metrics

Customers, page 53

18.                               You include in your customer count entities that have at least one active and paid license or subscription for which they paid more than $10 per month. In light of the nominal thresholds for being counted as a customer, please consider revising your document to clarify throughout that the measure only represents the potential or possible size or growth of your engaged user community.

RESPONSE:  The Company advises the Staff that the Company believes the $10 threshold per month to be counted as a customer is an appropriate threshold due to the distinct nature of the Company’s business as contrasted to more traditional enterprise software companies. The Company targets enterprises far beyond just the Fortune 500, and includes hundreds of thousands of enterprise organizations as target customers. The Company generates revenue from many small customers, in addition to large customers. The Company further advises the Staff that this is the threshold that management uses to measure customers and track the performance of the business. In addition, the Company has provided the customer count for customers paying in excess of $50,000 for fiscal 2015 in order to provide investors with additional context to help them understand the size of the Company’s user community and give investors a sense of customers who paid the Company a larger dollar threshold in the last fiscal year. As noted in more detail in the following response, these greater than $50,000 customers represented approximately 27% of total bookings in fiscal 2015, providing additional evidence that the breadth of the

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

Company’s customer base has driven more of the Company’s revenue than has the Company’s largest customers.

19.                               We note your disclosure that you had 864 customers paying you in excess of $50,000 during fiscal 2015. Tell us the number of customers that paid you in excess of $50,000 and the percentage of total revenue generated from such customers for each period presented. To the extent that these customers represent a significant portion of your total revenues, please consider expanding your disclosures throughout the filing where you present your customer count information to also present this measure, and tell us what consideration you gave to presenting this measure as a key business metric.

RESPONSE:  The Company advises the Staff that there were 261, 473 and 864 customers who paid in excess of $50,000 in fiscal 2013, 2014 and 2015, respectively. The Company further advises the Staff that the Company is currently only able to calculate the percentage of total bookings generated by such customers (and not revenues on a customer basis due to limitations in the Company’s data systems). From a bookings perspective, these customers represented approximately 17%, 21% and 27% of the Company’s bookings in fiscal 2013, 2014 and 2015, respectively. The Company supplementally advises the Staff that it considered disclosing customers who paid in excess of $50,000 as a key metric; however, the Company determined that this information is not a key metric for tracking the business since management does not use, or currently intend to use in the future, this information to manage the Company’s business. One purpose of disclosing the customer count for customers paying in excess of $50,000 in fiscal 2015 is to facilitate investors’ understanding of the fact that while the Company has a diverse base of more than 48,000 customers whose annual spending on the Company’s products varies, the customer base includes a significant number of customers who spend more than $50,000 per year. Providing investors with the number of customers who spent more than $50,000 in fiscal 2015 also allows investors to understand the size of the customer base that does not yet pay the Company that amount annually, but may in the future if they have additional users or license additional products.

Results of Operations, page 57

20.                               You state that the increase in subscription revenues was primarily attributable to additional subscriptions from your existing customer base and that subscriptions to new customers also played a role in the increase. Please revise to separately quantify the amount of revenue attributable to both new and existing customers. Similarly, throughout this section, where two or more factors contribute to a material change in reported amounts, revise your disclosure to indicate the amount attributable to each factor. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. We refer you to Section III.D of SEC Interpretive Release 33-6835.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

RESPONSE:  The Company acknowledges the Staff’s comment. The Company is further analyzing additional revenue-specific data that it has in order to quantitatively explain period over period changes in Management’s Discussion and Analysis of Financial Condition and Results of Operations and will provide additional quantification to the extent practicable in a subsequent amendment to the Amended Draft Registration Statement.

Fiscal Years Ended June 30, 2014 and 2015

Income tax benefit (expense), page 60

21.                               You state that significant permanent differences, which included “non-assessable non-operating items,” materially impacted your effective tax rate in fiscal 2015. Please explain further the nature of these items and tell us your consideration for disclosing this information.

RESPONSE:  In response to the Staff’s comment, the Company supplementally advises the Staff that the non-assessable, non-operating items relate to related party inter-company interest income received by a group financing company in the United States that is not taxable in the United States or in the United Kingdom. The Company believes that the description within the Amended Draft Registration Statement appropriately describes the general nature of the items.

22.                               We also note that taxes in foreign jurisdictions with a tax rate different from the United Kingdom significantly impacted your effective rate. To the extent that any specific foreign jurisdictions had a significant impact on your effective tax rate, please disclose this information and include a discussion of how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 72 of the Amended Draft Registration Statement to list specific foreign jurisdictions that have a significant impact on its effective tax rate (Australia and the United States). In addition, the Company has revised page 32 and 72 of the Amended Draft Registration Statement to include additional discussion of how potential changes in such countries’ operations may impact our results of operations.

Liquidity and Capital Resources, page 67

23.                               We note that your disclosure does not include the discussion of the changes in cash flows between fiscal year 2013 and 2014. Please revise accordingly. We refer you to Item 5.B of Form 20-F.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

RESPONSE:  In response to the Staff’s comment, the Company has revised pages 80 to 82 of the Amended Draft Registration Statement to include a discussion of the changes in cash flows between fiscal year 2013 and 2014.

Business

The Atlassian Marketplace and Ecosystem, page 93

24.                               Tell us what consideration you gave to disclosing here and in your risk factor disclosure on page 16 whether revenues derived from the Atlassian Marketplace have been material.

RESPONSE:  The Company advises the Staff that the Company has disclosed the aggregate revenue generated from the Atlassian Marketplace on pages 20, 103, 113 and elsewhere in the Amended Draft Registration Statement to enable investors to judge materiality.

Atlassian Foundation, page 96

25.                               Please expand your discussion of the Atlassian Foundation to describe the structure and activities of the Foundation and its legal relationship with you. Also, tell us what consideration you have given to discussing your transactions with the Foundation under your related party disclosure and filing any agreements with the Foundation as exhibits to the registration statement. Refer to Items 4(a) and 8(a) of Form F-1, Item 7.B of Form 20-F and Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company has included a discussion of the Atlassian Foundation within Related Party Transactions on pages 134 and 135 of the Amended Draft Registration Statement that describes the structure and activities of the Foundation and its legal relationship with the Company. The Company advises the Staff that, other than the deed of trust pursuant to which the Foundation was founded, the Company does not have any agreements with the Foundation.

Management

Executive Officers’ Compensation, page 104

26.                               We note that you have disclosed compensation paid to your executive officers on an aggregate basis. Please supplementally confirm to us that you are not required to disclose the annual compensation of your executive officers on an individual basis under laws of the United Kingdom. Refer to Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

RESPONSE:  The Company supplementally confirms for the Staff that the Company is not required to disclose the annual compensation of executive officers on an individual basis under laws of the United Kingdom.

27.                               We note that during fiscal year 2015 you made contributions to your executive officers’ retirement funds. Please disclose the amount of these contributions. Refer to Item 4(a) of Form F-1 and Item 6.B.2 of Form 20-F.

RESPONSE:  The Company advises the Staff that the Company has disclosed the aggregate amount of contributions to retirement funds for its executive officers on page 127 of the Amended Draft Registration Statement under the heading “Retirement Benefits.”

Principal Stockholders, page 114

28.                               Footnotes 1 and 12 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or dispositive power. Refer to General Instruction D to Form 20-F. Please revise to remove this disclaimer of beneficial ownership or tell us why such a disclaimer is appropriate.

RESPONSE:  In response to the Staff’s comment, the Company has revised footnotes 1 and 12 on pages 137 and 138 of the Amended Draft Registration Statement to remove the disclaimers of beneficial ownership.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Multiple-element arrangements, page F-11

29.                               We note that you use relative selling prices to allocate revenue to each element in a multiple-element arrangement that includes non-software deliverables. Please explain further how you considered the guidance in paragraphs 30-2 and 30-6 — 30-6C of ASC 605-25-30 in determining the relative selling price. In addition, please revise your disclosure to include a discussion of the significant factors, inputs, assumptions and methods used in such allocation pursuant to paragraphs 117 — 124 of IAS 1.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 84 and footnote 2 on page F-12 of the Amended Draft Registration Statement to include

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

additional discussion regarding how the Company determines the relative selling price in multiple-element arrangements.

Note 17. Earnings Per Share, page F-42

30.                               We note from your disclosures on page F-46 that RSUs will not be issued until the future liquidity condition is met. Tell us the number of shares that will be issued upon effectiveness of this offering and tell us your consideration to include such shares in the denominator for the pro forma basic and diluted net income per share calculations.

RESPONSE:  The Company advises the Staff that the vesting of the RSUs disclosed on F-46 of the Amended Draft Registration Statement is dependent upon the satisfaction of both a time-based service condition and a liquidity condition. The liquidity condition is satisfied on the first to occur of (i) a sale event or (ii) a qualified listing, each as defined in the Company’s 2014 Restricted Share Unit Plan. Therefore, the RSUs meet the definition of contingently issuable shares as defined by IAS 33.5. Assuming the Company completes the initial public offering in December 2015, the Company expects to issue approximately 1.7 million ordinary shares related to fully vested RSUs.

As of June 30, 2015, a sale event or qualified listing had not occurred and until it occurs, the holders of these RSUs have no rights in our undistributed earnings. As such, the Company has excluded the RSUs from the denominator of ordinary net income per share.

The unaudited pro forma net income per share attributable to ordinary shareholders calculation on page F-50 of the Amended Draft Registration Statement presents pro forma basic and diluted net income per share assuming the Company’s RSUs outstanding as of June 30, 2015 had met the liquidity conditions present in the underlying contingent share agreements. Upon completion of this initial public offering, the liquidity condition will have been met, the RSUs will vest and settle upon the satisfaction of a qualified listing, and the Company’s RSUs would be potentially dilutive in accordance with IAS 33.52. Therefore, 1,967,288 ordinary share equivalents, computed using the treasury stock method, were included in the denominator for the pro forma diluted net income per share calculation for the year ended June 30, 2015 on page F-50 of the Amended Draft Registration Statement related to the 9,849,221 RSU outstanding as of June 30, 2015.

[Signature Page Follows]

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

September 25, 2015

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:                                Barbara C. Jacobs, Securities and Exchange Commission

Ivan Griswold, Securities and Exchange Commission

Eiko Yaoita-Pyles, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Michael Cannon-Brookes, Atlassian Corporation Plc

Scott Farquhar, Atlassian Corporation Plc

Erik Bardman, Atlassian Corporation Plc

Tom Kennedy, Atlassian Corporation Plc

Anthony McCusker, Goodwin Procter LLP

An-Yen Hu, Goodwin Procter LLP

David Peinsipp, Cooley LLP

Dane Wall, Ernst & Young LLP